Akerman Senterfitt

One Southeast Third Avenue

Suite 2500

Miami, FL 33131-1714

Tel: 305.374.5600

Fax: 305.374.5095

July 10, 2013

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	OPKO Health, Inc.
Registration Statement on Form S-4
Filed June 27, 2013
File No. 333-189640

Dear Mr. Riedler:

On behalf of OPKO Health, Inc. (the “Company” or “OPKO”), we hereby respond to the Staff’s comment letter, dated July 5, 2013, regarding the above referenced Form S-4 filed on June 27, 2013 (the “Form S-4”). We are simultaneously filing Amendment No. 1 to the Form S-4 (“Amendment No. 1”). Please note that, for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter.

1.	Please note that we will not be able to declare your registration statement effective until we have completed our review of OPKO Health’s Form 10-K for the year ended December 31, 2012.

Response:

We acknowledge the Staff’s comment. On July 9, 2013, we received a letter from the Staff indicating the Staff’s completion of its review of OPKO’s Form 10-K for the year ended December 31, 2012.

BOCA RATON        DALLAS        DENVER         FORT LAUDERDALE        JACKSONVILLE        LAS VEGAS        LOS ANGELES         MADISON        MIAMI NAPLES        NEW YORK        ORLANDO        PALM BEACH        SALT  LAKE CITY        TALLAHASSEE        TAMPA        TYSONS CORNER         WASHINGTON, D.C. WEST PALM BEACH

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

July 10, 2013

2.	The staff notes the limitation on reliance by stockholders in the last paragraph of page B-3 of the fairness opinion provided by Barrington Research Associates. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted.

Similarly, the staff notes the description of the fairness opinion provided by Oppenheimer & Co. under “Opinion of Financial Advisor to the Special Committee of PROLOR’s Board of Directors” on page 17 as being “provided for the benefit of the Special Committee (solely in its capacity as such)” (emphasis added). Because this appears to be a limitation on reliance by stockholders, please delete the word “solely” from this description.

Alternatively, in each case, disclose the basis for the financial advisor’s belief that stockholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the financial advisor’s engagement letter). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

Response:

In response to the Staff’s comment, we have filed an amended fairness opinion provided by Barrington Research Associates that does not contain the referenced limitation as Annex B to Amendment No. 1 and we have revised the disclosure on page 17 of Amendment No. 1.

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

July 10, 2013

*                    *                     *

In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit A to this letter the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (305) 982-5519.

Sincerely,

AKERMAN SENTERFITT

/s/ Esther L. Moreno

Esther L. Moreno

For the Firm

cc:	Kate Inman, Deputy General Counsel and Secretary
OPKO Health, Inc.

Daniel Greenspan
Amy Reischauer
United States Securities and Exchange Commission

Exhibit A

OPKO Health, Inc.

4400 Biscayne Boulevard

Miami, Florida 33137

(305) 575-4100

July 10, 2013

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated July 5, 2013, OPKO Health, Inc. (the “Company”) acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OPKO Health, Inc.

By:	/s/ Kate Inman
Kate Inman Deputy General Counsel and Secretary